October 21, 2024

Gerasimos (Jerry) Kalogiratos
Chief Executive Officers
Capital Clean Energy Carriers Corp.
3 Iassonos Street
Piraeus, 18537 Greece

       Re: Capital Clean Energy Carriers Corp.
           Registration Statement on Form F-3
           Filed October 11, 2024
           File No. 333-282610
Dear Gerasimos (Jerry) Kalogiratos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Richard Pollack